

November 25, 2014

Via E-mail
Lawrence A. Hilsheimer
Chief Financial Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re: Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2013**
> **Filed December 23, 2013**
> **Response dated November 13, 2014**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have reviewed your response letter dated November 13, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 20
Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 21

1.   We note your response to comment 1 in our letter dated October 23, 2014. The aggregation of components into the Rigid Industrial Packaging & Services – Americas and Rigid Industrial Packaging & Services Europe, Middle East, Africa and Asia Pacific reporting units appears to be a judgmental area with assumptions that could result in a material change in the way goodwill is tested for impairment. As such, it appears additional disclosure in your critical accounting policies section of MD&A may be required. In regard to this concern, we note in your most recent conference call held by management and included as exhibit 99.2 to the August 29, 2014 Form 8-K, there appeared to be diversity in operating results for the various regions composing the two operating segments in your Rigid Industrial Packaging & Services reportable segment. As such, please provide us with a more comprehensive understanding as to how you

determined that the components of the two operating segments for your Rigid Industrial Packaging & Services reportable segment have similar economic characteristics in light of the statements noted suggesting otherwise. Please also provide us with the additional disclosure you intend to provide in your critical accounting policies section of MD&A for the identification of your reporting units in response to this comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief